As filed with the Securities and Exchange Commission on March 22, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Ohio Casualty Corporation

(Name of Subject Company (issuer))

Ohio Casualty Corporation

(Name of Filing Person (offeror))

5.00% Convertible Notes due 2022

(Title of Class of Securities)

677240AB9

677240AC7

(CUSIP Numbers of Class of Securities)

DEBRA K. CRANE, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

OHIO CASUALTY CORPORATION

9450 SEWARD ROAD

FAIRFIELD, OH 45014

(513) 603-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

SUSAN J. SUTHERLAND, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$184,250,000	$21,686

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of all $184,250.000 of the existing and outstanding 5.00% Convertible Notes due 2022 for $184,250.000 of new 5.00% Convertible Notes due 2022.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No: __________

Filing Party: ____________________

Date Filed: _____________________

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 22, 2005 and amended by Amendment No. 1 thereto filed on March 17, 2005 (as so amended, the “Schedule TO”) by Ohio Casualty Corporation, an Ohio corporation (the “Company”), relating to the offer to exchange (the “Exchange Offer”) up to $184,250,000 aggregate principal amount of the Company’s 5.00% Convertible Notes due 2022 (the “New Notes”) for a like principal amount of the Company’s outstanding 5.00% Convertible Notes due 2022 (the “Old Notes”).

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 22, 2005 (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offering Memorandum and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (12)(a)(1)(i) and (12)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO, the Offering Memorandum and the Letter of Transmittal.

The information in the Offering Memorandum and the Letter of Transmittal as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

On March 22, 2005, the Company issued a press release announcing the results of the Exchange Offer, which expired on March 21, 2005. A copy of this press release is filed as Exhibit 12(a)(5) and incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)	Press Release, dated March 22, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ohio Casualty Corporation

By:	/s/ A. Larry Sisk
	Name:	A. Larry Sisk
	Title:	Vice President and Treasurer

Dated: March 22, 2005